[LOGO]	Constellation Brands, Inc.
Constellation	370 Woodcliff Drive, Suite 300
Fairport, New York 14450
phone 585-218-3600
fax 585-218-3601

June 7, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention: William Choi, Accounting Branch Chief

Re:	Securities and Exchange Commission Comment Letter dated June 1, 2007, with regard to:
Constellation Brands, Inc.
Form 10-K for the Fiscal Year Ended February 28, 2007 (the “Filing”)
Filed April 30, 2007
File No. 1-08495

Dear Mr. Choi:

The responses of Constellation Brands, Inc. (the “Company”) to the comments of the staff contained in your letter dated June 1, 2007, are set forth below. For the convenience of the staff, the Company has formatted this letter such that the Company repeats, in the same numbered order contained in your letter, each comment with the Company’s response immediately following the numbered comment. The Company intends that its responses to comments that request revised disclosure will be reflected substantially as indicated below in its future filings only.

In connection with responding to the staff’s comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Filing, staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

FORM 10-K FOR THE FISCAL YEAR ENDED FEBRUARY 28, 2007

Consolidated Statements of Changes in Stockholders’ Equity, page 61

1.
It appears you have included the SFAS 158 transition adjustment required by paragraph 16(a) of SFAS 158 in Other Comprehensive Income. Please tell us how the inclusion of the transition adjustment in Other Comprehensive Income complies with paragraph A7 of SFAS 158.

Company Response: The Company did include the transition adjustment required by paragraph 16(a) of SFAS No. 158 within Other Comprehensive Income in its Consolidated Statements of Changes in Stockholders’ Equity. The adjustments to initially apply SFAS No. 158 of $8.9 million, net of tax of $3.9 million, and $0.4 million, net of tax of $0.2 million, are separately disclosed in Note 12, Profit Sharing and Retirement Savings Plans, and Note 13, Postretirement Benefits, respectively, in the Company’s Notes to Consolidated Financial Statements. As the amounts were not material to Other Comprehensive Income and were disclosed elsewhere in the Notes to the Consolidated Financial Statements, the Company did not disclose the adjustments to initially apply SFAS No. 158 in a separate line outside of Other Comprehensive Income within the Consolidated Statements of Changes in Stockholders’ Equity. The Company will revise its presentation in its next Form 10-K filing to conform with paragraph A7 of SFAS No. 158 and will include separate line-item disclosure of the adjustments to initially apply SFAS No. 158 in its Consolidated Statements of Changes in Stockholders’ Equity as a component of the ending balance of Accumulated Other Comprehensive Income, as follows:

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in millions, except share data)

						Accumulated
				Additional		Other
	Preferred	Common Stock		Paid-in	Retained	Comprehensive	Treasury
	Stock	Class A	Class B	Capital	Earnings	Income	Stock	Total
BALANCE, February 28, 2006	$-	$2.0	$0.3	$1,159.4	$1,592.3	$247.4	$(26.2)	$2,975.2
Comprehensive income:
Net income for Fiscal 2007	-	-	-	-	331.9	-	-	331.9
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments, net of tax effect of $10.1	-	-	-	-	-	132.1	-	132.1
Unrealized loss on cash flow hedges:
Net derivative losses, net of tax effect of $4.3	-	-	-	-	-	(7.3)	-	(7.3)
Reclassification adjustments, net of tax effect of $5.1	-	-	-	-	-	(10.4)	-	(10.4)
Net loss recognized in other comprehensive income								(17.7)
Minimum pension liability adjustment, net of tax effect of $1.1	-	-	-	-	-	(3.4)	-	(3.4)
Other comprehensive income, net of tax								111.0
Comprehensive income								442.9
Adjustments to initially apply SFAS No. 158, net of tax effect of $4.1	-	-	-	-	-	(9.3)	-	(9.3)
Repurchase of 3,894,978 Class A Common shares	-	-	-	-	-	-	(100.0)	(100.0)
Conversion of 32,000 Class B Convertible Common shares to Class A Common shares	-	-	-	-	-	-	-	-
Exercise of 5,423,708 Class A stock options	-	0.1	-	63.6	-	-	-	63.7
Employee stock purchases of 318,137 treasury shares	-	-	-	4.1	-	-	1.8	5.9
Stock-based employee compensation	-	-	-	17.9	-	-	-	17.9
Dividend on Preferred Shares	-	-	-	-	(4.9)	-	-	(4.9)
Conversion of 170,500 Mandatory Convertible Preferred shares	-	0.1	-	(0.1)	-	-	-	-
Issuance of 8,614 restricted Class A Common shares	-	-	-	-	-	-	-	-
Amortization of unearned restricted stock compensation	-	-	-	0.1	-	-	-	0.1
Tax benefit on Class A stock options exercised	-	-	-	26.0	-	-	-	26.0
Tax benefit on disposition of employee stock purchases	-	-	-	0.1	-	-	-	0.1
Other	-	-	-	-	-	-	(0.1)	(0.1)

BALANCE, February 28, 2007	$-	$2.2	$0.3	$1,271.1	$1,919.3	$349.1	$(124.5)	$3,417.5

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Note 1. Summary of Significant Accounting Policies

Stock-based Employee Compensation Plans, page 72

2.
We note that, upon adoption of SFAS 123R, you revised your approach for recognition of compensation expense for all new stock-based awards that accelerate vesting upon retirement. Please tell us and disclose in future filings the impact of this change in policy so that investors can compare results of operations pre and post adoption of SFAS 123R.

Company Response: The Company did not disclose the impact of the change in policy for recognition of compensation expense for awards that accelerate vesting upon retirement as amounts associated with this policy change were not material to the Company’s results of operations for all periods presented. Prior to the Company’s adoption of SFAS No. 123(R) on March 1, 2006, the vast majority of the Company’s stock-based awards contained a performance-based acceleration feature. As such, due to the Company’s performance, many of the Company’s stock-based awards were vested on an accelerated basis, either in the same fiscal year of the grant or in the fiscal year following the fiscal year of grant. In addition, as described in the Filing, in February 2006, the Company accelerated the vesting of all remaining unvested stock options that contained a performance-based acceleration feature (consisting primarily of awards granted in the fiscal year ended February 28, 2006). Accordingly, the change in the recognition of expense associated with retirement-eligible employees at the date of grant and employees who became retirement-eligible during the requisite service period did not have a material impact on the Company’s disclosures as the expense was already being “recorded” either in the Consolidated Statements of Income or in the pro forma footnote on an accelerated basis. To clarify the disclosure, the Company will revise its disclosure in future filings to read as follows:

Stock-based employee compensation plans -
With the Company’s adoption of SFAS No. 123(R) on March 1, 2006, the Company revised its approach for recognition of compensation expense for all new stock-based awards that accelerate vesting upon retirement. Under this revised approach, compensation expense will be recognized immediately for awards granted to retirement-eligible employees or over the period from the date of grant to the date of retirement-eligibility if that is expected to occur during the requisite service period. The impact of the Company’s revised expense recognition approach for awards granted to retirement-eligible employees was not material to the Company’s results of operations for the years ended February 28, 2007, February 28, 2006, and February 28, 2005.

*********************

Note 22. Business Segment Information, page 116

3.
We have reviewed your response to prior comment 10 in our letter dated February 28, 2007. Considering that the acquired work in process and finished good inventories were required to be stepped-up from their “adverse” historical book values under SFAS 141 and released through cost of product sold, it is not clear why you disclose and quantify the “flow through” of adverse grape costs throughout your filing. It seems that your inventory balance as of the acquisition date would have remained unchanged even if the acquiree had originally purchased the grapes at market value. Accordingly, we believe you should remove quantifications of the flow through of adverse grape costs and inventory step-up from future filings including your footnotes to the selected quarterly financial information note to your financial statements. In discussing the impact of acquired inventory on your gross profit, we believe a more appropriate presentation would be a discussion in MD&A of the negative impact those sales had on your overall gross profit percentage.

Company Response: As supplemental information for the staff, the Company responds to this comment as follows. The inventory balance as of the acquisition date would remain unchanged even if the acquiree had originally purchased the grapes at market value because the acquired inventory is stated at fair value in accordance with SFAS No. 141. If the acquiree had originally purchased the grapes at market value rather than at the higher contracted pricing, then the difference between fair value under SFAS No. 141 and the carryover basis (the historical acquiree book value) would have been inventory step-up and there would have been no adverse grape cost.

Management of the Company does not include the impact of inventory step-up (and adverse grape cost) in its evaluation of segment results of operations. The reason management does not include inventory step-up (and adverse grape cost) in its evaluation of segment results of operations is that management reviews the results of operations using a “normalized” operating income that the segment is expected to generate once the acquired stepped-up inventory is depleted. In addition, management does not compensate segment management for improving results of operations only as a result of no longer having inventory step-up (or adverse grape cost) in its results of operations. As such, the performance measures for incentive compensation purposes for segment management do not include the impact of inventory step-up (and adverse grape cost).

Therefore, in accordance with how the Company’s operations are managed, how operating performance is evaluated and how segment management is compensated, the Company’s segment reporting and segment discussion in Management’s Discussion and Analysis of Financial Condition and Results of Operations do not include the impact of inventory step-up, adverse grape cost and unusual items. The Company believes this reporting complies with the requirements of SFAS No. 131 for segment reporting. To clarify why management excludes the impact of these items from its definition of operating income for segment purposes, the Company will expand the narrative disclosure in its Business Segment Information footnote to include the additional information noted above in its future filings (see revised narrative disclosure in Note 22 below).

In addition, the Company will remove quantifications of the flow through of adverse grape costs and inventory step-up from its Selected Quarterly Financial Information footnote in its next Form 10-K filing (see revised presentation in Note 25 below).

22.        BUSINESS SEGMENT INFORMATION:

As a result of the Company’s investment in Crown Imports, the Company has changed its internal management financial reporting to consist of three business divisions, Constellation Wines, Constellation Spirits and Crown Imports. Prior to the investment in the joint venture, the Company’s internal management financial reporting included the Constellation Beers business division. Consequently, the Company reports its operating results in five segments: Constellation Wines (branded wine, and U.K. wholesale and other), Constellation Beers (imported beer), Constellation Spirits (distilled spirits), Corporate Operations and Other and Crown Imports (imported beer). Segment results for Constellation Beers are for the period prior to January 2, 2007, and segment results for Crown Imports are for the period on and after January 2, 2007. Amounts included in the Corporate Operations and Other segment consist of general corporate administration and finance expenses. These amounts include costs of executive management, corporate development, corporate finance, human resources, internal audit, investor relations, legal, public relations, global information technology and global strategic sourcing. Any costs incurred at the corporate office that are applicable to the segments are allocated to the appropriate segment. The amounts included in the Corporate Operations and Other segment are general costs that are applicable to the consolidated group and are therefore not allocated to the other reportable segments. All costs reported within the Corporate Operations and Other segment are not included in the chief operating decision maker’s evaluation of the operating income performance of the other operating segments.

The new business segments reflect how the Company’s operations are managed, how operating performance within the Company is evaluated by senior management and the structure of its internal financial reporting. The financial information for the years ended February 28, 2006, and February 28, 2005, has been restated to conform to the new segment presentation.

In addition, the Company excludes acquisition-related integration costs, restructuring and related charges and unusual items that affect comparability from its definition of operating income for segment purposes as these items are not reflective of normal continuing operations of the segments. The Company excludes these items as segment operating performance and segment management compensation is evaluated based upon a normalized segment operating income. As such, the performance measures for incentive compensation purposes for segment management do not include the impact of these items.

For the year ended February 28, 2007, acquisition-related integration costs, restructuring and related charges and unusual costs consist of restructuring and related charges of $32.5 million associated primarily with the Fiscal 2007 Wine Plan and Fiscal 2006 Plan; the flow through of inventory step-up of $30.2 million associated primarily with the Company’s acquisition of Vincor; acquisition-related integration costs of $23.6 million associated primarily with the Vincor Plan; other charges of $16.3 million associated with the Fiscal 2007 Wine Plan and Fiscal 2006 Plan included within selling, general and administrative expenses; loss on the sale of the branded bottled water business of $13.4 million; financing costs of $11.9 million related primarily to the Company’s new senior credit facility entered into in connection with the Vincor acquisition; foreign currency losses of $5.4 million on foreign denominated intercompany loan balances associated with the Vincor acquisition; the flow through of adverse grape cost (as described below) of $3.1 million associated with the acquisition of Robert Mondavi; and accelerated depreciation costs and the write-down of certain inventory of $6.6 million and $0.6 million, respectively, associated primarily with the Fiscal 2006 Plan and Fiscal 2007 Wine Plan. Adverse grape cost represents the amount of historical inventory cost on Robert Mondavi’s balance sheet that exceeds the Company’s estimated ongoing grape cost and is primarily due to the purchase of grapes by Robert Mondavi prior to the acquisition date at above-market prices as required under the terms of their existing grape purchase contracts. For the year ended February 28, 2006, acquisition-related integration costs, restructuring and related charges and unusual costs consist of restructuring and related charges associated primarily with the Fiscal 2006 Plan and the Robert Mondavi Plan of $29.3 million; the flow through of adverse grape cost, acquisition-related integration costs and the flow through of inventory step-up associated primarily with the Company’s acquisition of Robert Mondavi of $23.0 million, $16.8 million, and $7.9 million, respectively; accelerated depreciation costs and other charges associated with the Fiscal 2006 Plan of $13.4 million and $0.1 million, respectively; and costs associated with professional service fees incurred for due diligence in connection with the Company’s evaluation of a potential offer for Allied Domecq of $3.4 million. For the year ended February 28, 2005, acquisition-related integration costs, restructuring and related charges and unusual costs consist of financing costs associated with the redemption of the Company’s Senior Subordinated Notes (as defined in Note 9) and the repayment of the Company’s prior senior credit facility in connection with the Robert Mondavi acquisition of $31.7 million; the flow through of adverse grape cost and acquisition-related integration costs associated with the Robert Mondavi acquisition of $9.8 million and $9.4 million, respectively; restructuring and related charges of $7.6 million associated with the Fiscal 2004 Plan and the Robert Mondavi Plan; and the flow through of inventory step-up associated primarily with the acquisition of all of the outstanding capital stock of BRL Hardy Limited, now known as Hardy Wine Company Limited (the “Hardy Acquisition”) of $6.4 million; partially offset by a net gain on the sale of non-strategic assets of $3.1 million and a gain related to the receipt of a payment associated with the termination of a previously announced potential fine wine joint venture of $3.0 million.

The accounting policies of the segments are the same as those described for the Company in the Summary of Significant Accounting Policies in Note 1 and include the recently adopted accounting pronouncements described in Note 2. Transactions between segments consist mainly of sales of products and are accounted for at cost plus an applicable margin.

25.        SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED):

A summary of selected quarterly financial information is as follows:

	QUARTER ENDED
Fiscal 2007	May 31, 2006	August 31, 2006	November 30, 2006	February 28, 2007	Full Year
(in millions, except per share data)
Net sales	$1,155.9	$1,417.5	$1,500.8	$1,142.2	$5,216.4
Gross profit	$318.6	$414.8	$445.2	$345.3	$1,523.9
Net income(1)	$85.5	$68.4	$107.8	$70.2	$331.9
Earnings per common share(2):
Basic - Class A Common Stock	$0.38	$0.30	$0.47	$0.30	$1.44
Basic - Class B Common Stock	$0.34	$0.27	$0.42	$0.27	$1.31
Diluted - Class A Common Stock	$0.36	$0.28	$0.45	$0.29	$1.38
Diluted - Class B Common Stock	$0.33	$0.26	$0.41	$0.27	$1.27

	QUARTER ENDED
Fiscal 2006	May 31, 2005	August 31, 2005	November 30, 2005	February 28, 2006	Full Year
(in millions, except per share data)
Net sales	$1,096.5	$1,192.0	$1,267.1	$1,047.9	$4,603.5
Gross profit	$306.0	$348.0	$384.2	$286.4	$1,324.6
Net income(3)	$75.7	$82.4	$109.0	$58.2	$325.3
Earnings per common share(2):
Basic - Class A Common Stock	$0.34	$0.37	$0.49	$0.25	$1.44
Basic - Class B Common Stock	$0.31	$0.33	$0.44	$0.23	$1.31
Diluted - Class A Common Stock	$0.32	$0.34	$0.46	$0.24	$1.36
Diluted - Class B Common Stock	$0.29	$0.32	$0.42	$0.22	$1.25

(1)
In Fiscal 2007, the Company recorded certain unusual items consisting of restructuring and related charges associated primarily with the Fiscal 2007 Wine Plan and Fiscal 2006 Plan; acquisition-related integration costs associated primarily with the Vincor Plan; other charges associated with the Fiscal 2007 Wine Plan and Fiscal 2006 Plan included within selling, general and administrative expenses; loss on the sale of the branded bottled water business; financing costs related primarily to the Company’s new senior credit facility entered into in connection with the Vincor acquisition; foreign currency losses on foreign denominated intercompany loan balances associated with the Vincor acquisition; accelerated depreciation costs associated with the Fiscal 2006 Plan and Fiscal 2007 Wine Plan; and gain on change in fair value of derivative instruments associated with the Vincor acquisition. The following table identifies these items, net of income taxes, by quarter and in the aggregate for Fiscal 2007:

	QUARTER ENDED
Fiscal 2007	May 31, 2006	August 31, 2006	November 30, 2006	February 28, 2007	Full Year
(in millions, net of tax)
Restructuring and related charges	$1.5	$15.6	$1.7	$4.3	$23.1
Acquisition-related integration costs	$0.4	$4.7	$6.1	$3.9	$15.1
Other charges	$1.0	$1.0	$9.5	$1.0	$12.5
Loss on sale of branded bottled water business	$17.3	$0.1	$(0.6)	$-	$16.8
Write-off of financing fees	$-	$7.4	$-	$0.1	$7.5
Accelerated depreciation	$0.7	$0.9	$1.4	$1.6	$4.6
Fx-related (gains) losses on Vincor transaction	$(33.6)	$1.7	$-	$-	$(31.9)

(2)
The sum of the quarterly earnings per common share in Fiscal 2007 and Fiscal 2006 may not equal the total computed for the respective years as the earnings per common share are computed independently for each of the quarters presented and for the full year.

(3)
In Fiscal 2006, the Company recorded certain unusual items consisting of restructuring and related charges associated primarily with the Fiscal 2006 Plan and the Robert Mondavi Plan; acquisition-related integration costs associated primarily with the Robert Mondavi acquisition; accelerated depreciation costs in connection with the Fiscal 2006 Plan; the write-off of due diligence costs associated with the Company’s evaluation of a potential offer for Allied Domecq; and an income tax adjustment in connection with the reversal of an income tax accrual related to the completion of various income tax examinations. The following table identifies these items, net of income taxes, by quarter and in the aggregate for Fiscal 2006:

	QUARTER ENDED
Fiscal 2006	May 31, 2005	August 31, 2005	November 30, 2005	February 28, 2006	Full Year
(in millions, net of tax)
Restructuring and related charges	$1.1	$1.5	$2.6	$15.5	$20.7
Acquisition-related integration costs	$3.9	$5.1	$1.0	$0.7	$10.7
Accelerated depreciation	$-	$-	$4.4	$4.6	$9.0
Allied Domecq due diligence costs	$-	$2.4	$(0.2)	$-	$2.2
Income tax adjustment	$(16.2)	$-	$-	$-	$(16.2)

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If you have any questions or comments with respect to any of the foregoing matters, please do not hesitate to contact me at (585) 218-3665 or Greg Belemjian at (585) 218-3658.

Sincerely,

CONSTELLATION BRANDS, INC.

/s/ Thomas F. Howe
Thomas F. Howe
Senior Vice President, Controller

Cc:  Members of the Audit Committee of the Board of Directors of Constellation Brands, Inc.
    KPMG LLP